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                                  EXHIBIT 2(b)
                         FIRST CERTIFICATE OF AMENDMENT
                OF CERTIFICATE OF INCORPORATION OF THE REGISTRANT

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                        FIRST CERTIFICATE OF AMENDMENT OF
                        ---------------------------------
                          CERTIFICATE OF INCORPORATION
                          ----------------------------
                                 OF CORCAP, INC.
                                 --------------

         The undersigned hereby certifies as follows:

         1. That he is the sole original incorporator of Corcap, Inc., a Nevada corporation.

         2. The original Certificate of Incorporation of Corcap, Inc. was filed with the Secretary of State of the State of Nevada on June 6, 1988, and a certified copy thereof was filed with the County Clerk of Washoe County, Nevada, on June 7, 1988.

         3. That to the date of this Certificate, no part of the capital of Corcap, Inc., a Nevada corporation, has been paid.

         4. Section 4.1 of Article 4 of the Certificate of Incorporation of Corcap, Inc. is hereby amended to read as follows:

         4.1   Authorized Shares.

         The total number of shares of all classes of capital stock which the Corporation shall have authority to issue is twenty million (20,000,000) shares, of which (i) fifteen million (15,000,000) shares, with a par value of $.01 per share, shall be Common Stock ("Common Stock"), and (ii) five million (5,000,000) shares, with a par value of $.01 per share, shall be Preferred Stock ("Preferred Stock").

         The Common Stock may be issued as a single class, without series, or if so determined from time to time by the Board of Directors of the Corporation (hereinafter sometimes referred to as the "Board"), either in whole or in part in two series. Unless and until the Board acts to create a second series, all shares of Common Stock shall be of one class without series and shall be denominated Common Stock. If shares of Common Stock are issued in two series:
(a) ten million (10,000,000) shares shall be denominated Series A Common Stock ("Series A Stock") and (b) the remaining five million (5,000,000) shares of Common Stock may be issued as additional shares of Series A Stock or as Series B Common Stock ("Series B Stock"). Upon the issuance of any shares of Series B Stock, each share of Common Stock outstanding or held in the treasury immediately prior to such issuance shall be converted without any action by the holder thereof into one share of Series A Stock and each certificate representing outstanding shares of Common Stock shall thereafter be deemed to represent shares of Series A Stock. The foregoing notwithstanding, the Corporation shall not be authorized to issue any shares of Series B Stock whenever any shares of stock of the Corporation of any class or series are listed on the American Stock Exchange, if the issuance of any such Series B Stock at such time would require the American Stock Exchange, acting under its then-applicable rules and policies, to de-list any shares then listed on the American Stock Exchange.

         Dated this 7th day of June, 1988.

                                         /s/ Hugh P. McGee, Jr.
                                         --------------------------------
                                         Incorporator, Hugh P. McGee, Jr.

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STATE OF CONNECTICUT       )
                           )      ss.               Hartford, June 7, 1998
COUNTY OF HARTFORD         )

         On June 7, 1988, personally appeared before me, a Notary Public, Hugh
P. McGee, Jr., who acknowledged that he executed the foregoing instrument.

                                                              /s/
                                                              -----------------
                                                              Notary Public,

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